THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED BEFORE 5:00 P.M. (EASTERN STANDARD TIME) ON APRIL 1, 2013.

AMERICAS ENERGY COMPANY
249 N. Peters Rd.
Suite 300
Knoxville, TN 37923
Phone: (865) 238-0668 x 105
Web Site: www.americasenergycompany.com
(Incorporated under the laws of Nevada)

WARRANT
CERTIFICATE   **COMMON STOCK SHARE PURCHASE WARRANTS**
NO. 001

THIS IS TO CERTIFY THAT, for valuable consideration the receipt of which is hereby acknowledged, _____, (hereinafter called the "holder") is entitled to subscribe for and purchase _____ fully paid and non-assessable Common Shares (the "Common Shares") in the capital of **AMERICAS ENERGY COMPANY – AECO,** quoted on the OTCBB: AENY (hereinafter called the "Company") at any time prior to 5:00 p.m. (Eastern Standard Time) on April 1, 2013, at the price of USD $0.75 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights to acquire Common Shares, of the Company granted by this Warrant Certificate may be exercised by the holder, in whole or in part (but not as to a fractional Common Share), by:

(a)   completing in the manner indicated and executing the attached subscription form for that number of Common Shares to which the holder is entitled and desires to purchase;

(b)   surrendering this Warrant Certificate at the office of the Company at 249 N. Peters Rd., Suite 300, Knoxville, TN 37923; and

(c)   paying the appropriate subscription price of the number of Common Shares for which Warrants (as hereinafter defined) are then exercised, in whole or in part and by giving the acceptable consideration as described herein to the Company.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates (the "Share Certificates") for the Common Shares so purchased shall be delivered to the holder as soon as practicable after delivery of the subscription form, surrender of this Warrant Certificate and payment of the purchase price and, unless the Warrants have expired, a new Warrant Certificate ("New Warrant Certificate") granting the right to acquire that number of Common Shares, if any, with respect to which the Warrants shall not then have been exercised shall also be issued to the holder at such time.

If the rights represented by this Warrant Certificate are exercised the Share Certificates shall bear the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE TRANSFER QUALIFIES FOR AN EXEMPTION FROM OR EXEMPTION TO THE REGISTRATION PROVISIONS THEREOF"

The Company covenants and agrees that all Common Shares which may be issued upon the due exercise of the rights represented by this Warrant Certificate will, upon issuance, be fully paid and non-assessable. The Company further covenants and agrees that during the period within which the rights represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

The following are the terms and conditions referred to in this Warrant Certificate:

1. Upon the occurrence of one or more events involving the capital reorganization, reclassification, subdivision or consolidation of the capital stock of the Company, or the merger, amalgamation or other corporate combination of the Company with one or more other entities, or of any other events in which new securities of any nature are delivered in exchange for the issued Common Shares and such issued Common Shares are cancelled ("Fundamental Changes"), then at the time of any exercise of the Warrants taking place after such Fundamental Changes, and in lieu of issuing the Common Shares which, but for such Fundamental Changes and this provision, would have been issued upon such exercise, the Company or its successor shall issue instead such number of new securities as would have been delivered as a result of the Fundamental Changes in exchange for those Common Shares which the holder would have been entitled to receive upon such exercise if such exercise had occurred prior to the occurrence of the Fundamental Changes;

2. In case at any time:

    (a)   the Company shall pay any dividend payable in stock upon its Common Shares or make any distribution to the holders of its Common Shares;

    (b)   the Company shall offer for subscription pro rata to the holders of its Common Shares any additional shares of stock of any class or other rights;

(c)   there shall be any capital reorganization, or reclassification of the capital stock of the Company, or consolidation or merger or amalgamation of the Company with, or sale of all or substantially all of its assets to, another corporation; or

(d)   there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in any one or more of such cases, the Company shall give to the holder, at least twenty days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or pro rata offer, or for determining rights to vote with respect to such reorganization, reclassification, consolidation, merger, or amalgamation, dissolution, liquidation or winding-up and in the case of any such reorganization, reclassification, consolidation, merger, amalgamation, sale, dissolution, liquidation or winding-up, at least twenty days' prior written notice of the date when the same shall take place. Each such notice shall be given by first class registered mail, registered postage prepaid, addressed to the holder at the address of the holder as shown on the books of the Company.

3.   ***Form of Consideration***. The Board of Directors shall determine the acceptable form of consideration for exercising an Option, including the method of payment. Such consideration may consist entirely of:

(i)   cash;
(ii)   check;
(i)   promissory note;
(ii)   a reduction in the amount of any Company liability to the Holder;
(iii)   any combination of the foregoing methods of payment; or
(iv)   such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

4.   Nothing contained herein shall confer on the holder any right to subscribe for or purchase shares in the capital of the Company at any time subsequent to 5:00 p.m. (Eastern Standard Time) on April 1, 2013 and from and after such time, this Warrant and all rights hereunder shall be void and of no value.

5.   If this Warrant is stolen, lost, mutilated or destroyed the Company may, on such reasonable terms as to indemnity or otherwise as it may in its discretion impose, issue a replacement Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost, mutilated or destroyed.

6.   The Warrants shall not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

7.   Time shall be of the essence.

8.   This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Nevada.

9.   This Warrant Certificate shall not be valid for any purpose whatever until it has been signed by the Corporation.

          IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed this_____ day of _____ 2010.

                              AMERICAS ENERGY COMPANY

                              Per: _____
                                          Christopher Headrick
                                          President

SUBSCRIPTION FORM

To: Americas Energy Company

        The undersigned holder of the within Warrant Certificate hereby subscribes for _____ common shares ("Common Shares") in the capital of Americas Energy Company (the "Company") referred to in the Warrant Certificate according to the conditions thereof and herewith makes payment of the purchase price for the said number of Common Shares.

        Dated this _____ day of _____, 20_____.

                              _____

                              (Signature of Holder)

INSTRUCTIONS FOR SUBSCRIPTION

*   The above form of subscription is to be signed by the holder named in the enclosed Warrant Certificate. Signature to the subscription as signed by the registered holder must correspond in every particular with the name written upon the face of the Warrant Certificate.*

*   Any signature may be by an agent or attorney if the authority of the agent or attorney to sign is proven to the satisfaction of the Company.*

*   No fraction of warrants may be bought or sold. Certificates for common shares subscribed for will be delivered as soon as practicable after subscription*

*   Upon surrender and payment of consideration, the Company will issue to the person named in the subscription form the number of common shares subscribed for and such persons will be shareholders of the Company in respect of the common shares as at the date of surrender and payment. As soon as practicable after surrender and payment the Company will mail to such persons at the address or addresses specified in the subscription form a certificate or certificates evidencing the common shares subscribed for. If the holder subscribes for a lesser number of common shares than the number of common shares referred to in this Warrant Certificate, the holder shall be entitled to receive a farther warrant in respect of common shares referred to in this Warrant Certificate, but not subscribed for.*